**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 10-D**

**ASSET-BACKED ISSUER**
**Distribution Report Pursuant to Section 13 or 15(d) of**
**the Securities Exchange Act of 1934**

For the monthly distribution period from <u>October 1, 2006 to October 31, 2006</u>

Commission File Number of issuing entity: <u>333-131196-02</u>

**<u>Home Equity Loan Trust 2006-HSA3</u>**
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-131196

**<u>Residential Funding Mortgage Securities II, Inc.</u>**
(Exact name of depositor as specified in its charter)

**<u>Residential Funding Company, LLC</u>**
(Exact name of sponsor as specified in its charter)

| <u>Delaware</u> | <u>None</u> |
|---|---|
| (State or other jurisdiction of incorporation or organization of the issuing entity) | (I.R.S. Employer Identification No.) |

| c/o Residential Funding Company, LLC, as Master Servicer<br>8400 Normandale Lake Boulevard<br><u>Minneapolis, Minnesota 55437</u><br>(Address of principal executive offices of<br>issuing entity) | <u>55437</u><br>(Zip Code) |
|---|---|

<u>(952) 857-7000</u>
(Telephone number, including area code)

<u>N/A</u>
(Former name, former address, if changed since last report)

| Title of Class | Registered/reported pursuant to (check one) | | | Name of exchange |
|---|---|---|---|---|
| | Section 12(b) | Section 12(g) | Section 15(d) | (If Section 12(b)) |
| Class A Home Equity Loan-Backed Term Notes, Series 2006-HSA3 | [___] | [___] | [ <u>X</u> ] | _____ |

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes <u>X</u>     No ___

## PART I – DISTRIBUTION INFORMATION

### ITEM 1 – Distribution and Pool Performance Information.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement dated May 24, 2006 relating to the Home Equity Loan Trust 2006-HSA3 Home Equity Loan-Backed Term Notes, Series 2006-HSA3, Class A, dated May 24, 2006, and related Prospectus dated May 17, 2006 (collectively, the "Prospectus"), of the Home Equity Loan Trust 2006-HSA3 (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933.

## PART II – OTHER INFORMATION

### ITEM 2 – Legal Proceedings

Nothing to report.

### ITEM 3 – Sales of Securities and Use of Proceeds.

Nothing to report.

### ITEM 4 – Defaults Upon Senior Securities.

Nothing to report.

### ITEM 5 – Submission of Matters to a Vote of Security Holders.

Nothing to report.

### ITEM 6 – Significant Obligors of Pool Assets.

Inapplicable.

### ITEM 7 – Significant Enhancement Provider Information.

See Exhibit 99.2.

### ITEM 8 – Other Information.

Nothing to report.

**ITEM 9 – Exhibits**

(a)     Documents filed as part of this report.

Exhibit 99.1    November 2006 Monthly Statement to Noteholders

Exhibit 99.2    Financial Statements of Financial Security Assurance Inc. (incorporated by reference to the unaudited consolidated financial statements of Financial Security Assurance Inc. included in the Quarterly Report on Form 10-Q for the period ended September 30, 2006 filed by Financial Security Assurance Holdings Ltd. with the Securities and Exchange Commission).

(b)     Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 4.3    Servicing Agreement dated as of May 25, 2006 among Residential Funding Corporation, as master servicer, JPMorgan Chase Bank, N.A., as indenture trustee, and the Home Equity Loan Trust 2006-HSA3, as issuer (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on June 9, 2006).

Exhibit 4.4    Amended and Restated Trust Agreement dated as of May 25, 2006 between Residential Funding Mortgage Securities II, Inc., as depositor, and Wilmington Trust Company, as owner trustee (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K/A filed by the Issuing Entity with the Securities and Exchange Commission on June 12, 2006).

Exhibit 4.5    Indenture dated as of May 25, 2006 between Home Equity Loan Trust 2006-HSA3, as issuer, and JPMorgan Chase Bank, N.A., as indenture trustee, and Appendix A thereto (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on June 9, 2006).

Exhibit 10.1    Home Equity Loan Purchase Agreement dated as of May 25, 2006 by Residential Funding Mortgage Securities II, Inc., as purchaser, and Residential Funding Corporation, as seller (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on June 9, 2006).

Exhibit 10.2    Financial Guaranty Surety Bond issued by Financial Security Assurance Inc. relating to Home Equity Loan-Backed Notes, Series 2006-HSA3 (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on June 9, 2006).

Exhibit 99.1    November 2006 Monthly Statement to Noteholders

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  November 25, 2006


Home Equity Loan Trust 2006-HSA3
(Issuing entity)

By:  Residential Funding Company, LLC,
    as Master Servicer


By: /s/ Darsi Meyer
    Name:  Darsi Meyer
    Title:    Director

## EXHIBIT INDEX

Exhibit 99.1    November 2006 Monthly Statement to Noteholders

Exhibit 99.2    Financial Statements of Financial Security Assurance Inc. (incorporated by reference to the unaudited consolidated financial statements of Financial Security Assurance Inc. included in the Quarterly Report on Form 10-Q for the period ended September 30, 2006 filed by Financial Security Assurance Holdings Ltd. with the Securities and Exchange Commission)

EXHIBIT 99.1 -- MONTHLY STATEMENT TO NOTEHOLDERS

EXHIBIT 99.2

FINANCIAL STATEMENTS OF FINANCIAL SECURITY ASSURANCE INC.


The unaudited consolidated financial statements of Financial Security Assurance Inc. included in the Quarterly Report on Form 10-Q for the period ended September 30, 2006 filed by Financial Security Assurance Holdings Ltd. with the Securities and Exchange Commission are hereby incorporated by reference in this Exhibit 99.2 to Report on Form 10-D.